------------------------------
                                                       OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:   3235-0145
                   UNITED STATES                  Expires: August 31, 1999
        SECURITIES AND EXCHANGE COMMISSION        Estimated average burden
              Washington, D.C. 20549              hours per form .......14.90
                                                  ------------------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)



                           Orion Acquisition Corp. II
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                           (Title Class of Securities)


                                   685924 102
- --------------------------------------------------------------------------------
                                 (CUSIP Number)



                              MDB Capital Group LLC
                             100 Wilshire Boulevard
                                   17th Floor
                         Santa Monica, California 90401
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 10, 1999
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 14 Pages

                                  SCHEDULE 13D
- ----------------------                               ---------------------------
CUSIP No. 685924102                                  Page 2 of 14 Pages
- ----------------------                               ---------------------------

- ------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                   MDB Capital Group LLC
- ------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|
- ------------------------------------------------------------------------------
3         SEC USE ONLY

- ------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   WC - Working Capital
- ------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        |_|
- ------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   State of California
- ------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                          164,375
         NUMBER OF       -----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH          -----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                            164,365
                         -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER


- ------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   164,365
- ------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

- ------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   18.5%
- ------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   BD
- ------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
- ----------------------                               ---------------------------
CUSIP No. 685924102                                  Page 3 of 14 Pages
- ----------------------                               ---------------------------

- ------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                   Anthony DiGiandomenico
- ------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|
- ------------------------------------------------------------------------------
3         SEC USE ONLY

- ------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - Personal Funds
- ------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        |_|
- ------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen
- ------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                           41,225
         NUMBER OF       -----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                         164,375(1)
           EACH          -----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                            41,225
                         -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                          164,375(1)
- ------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   205,600
- ------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

- ------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.1%
- ------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
- ------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Held in trading account of MDB Capital Group LLC of which Reporting Person is a member and an operating officer.

                                  SCHEDULE 13D
- ----------------------                               ---------------------------
CUSIP No. 685924102                                  Page 4 of 14 Pages
- ----------------------                               ---------------------------

- ------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                   James D. Bowyer
- ------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|
- ------------------------------------------------------------------------------
3         SEC USE ONLY

- ------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - Personal Funds
- ------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        |_|
- ------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen
- ------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                           56,400(1)
         NUMBER OF       -----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                         164,375(2)
           EACH          -----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                            56,400 (1)
                         -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                          164,375(2)
- ------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   220,775
- ------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

- ------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   24.8%
- ------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
- ------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Includes 43,400 shares held in the James D. Bowyer Pension Plan of which Reporting Person is the sole trustee.

(2) Held in trading account of MDB Capital Group LLC of which Reporting Person is a member and an operating officer.

                                  SCHEDULE 13D
- ----------------------                               ---------------------------
CUSIP No. 685924102                                  Page 5 of 14 Pages
- ----------------------                               ---------------------------

- ------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                   Christopher A. Marlett
- ------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|
- ------------------------------------------------------------------------------
3         SEC USE ONLY

- ------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - Personal Funds
- ------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        |_|
- ------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen
- ------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                          126,000
         NUMBER OF       -----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                         164,375(1)
           EACH          -----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                           126,000
                         -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                          164,375(1)
- ------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   290,375
- ------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

- ------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   32.6%
- ------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
- ------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Held in trading account of MDB Capital Group LLC of which Reporting Person is a member and an operating officer.

                                  SCHEDULE 13D
- ----------------------                               ---------------------------
CUSIP No. 685924102                                  Page 6 of 14 Pages
- ----------------------                               ---------------------------

- ------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                   Dyana Williams Marlett
- ------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|
- ------------------------------------------------------------------------------
3         SEC USE ONLY

- ------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - Personal Funds
- ------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        |_|
- ------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen
- ------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                           68,000
         NUMBER OF       -----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH          -----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                            68,000
                         -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER


- ------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   68,000
- ------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

- ------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.6%
- ------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
- ------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
- ----------------------                               ---------------------------
CUSIP No. 685924102                                  Page 7 of 14 Pages
- ----------------------                               ---------------------------

- ------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                   Leonard Rothstein
- ------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|
- ------------------------------------------------------------------------------
3         SEC USE ONLY

- ------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - Personal Funds
- ------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        |_|
- ------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen
- ------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                           20,000
         NUMBER OF       -----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH          -----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                            20,000
                         -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER


- ------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   20,000
- ------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

- ------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.2%
- ------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
- ------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
- ----------------------                               ---------------------------
CUSIP No. 685924102                                  Page 8 of 14 Pages
- ----------------------                               ---------------------------

- ------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                   William C. Fioretti
- ------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|
- ------------------------------------------------------------------------------
3         SEC USE ONLY

- ------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - Personal Funds
- ------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        |_|
- ------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen
- ------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                           70,000
         NUMBER OF       -----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH          -----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                            70,000
                         -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER


- ------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   70,000
- ------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

- ------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.9%
- ------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
- ------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Securities and Issuer

     The class of equity securities to which this statement relates is the Common Stock, $.01 par value, of Orion Acquisition Corp. II ("Company"), a Delaware corporation, whose principal executive offices are located at 100 Wilshire Boulevard, 17th Floor, Santa Monica, California 90401.


Item 2.   Identity and Background

     This statement is filed on behalf of MDB Capital Group LLC ("MDB"), Christopher A. Marlett ("C. Marlett"), James D. Bowyer ("J. Bowyer"), Anthony DiGiandomenico ("DiGiandomenico"), Dyana Williams Marlett ("D. Marlett"), Leonard Rothstein ("Rothstein") and William C. Fioretti ("Fioretti"). MDB, C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett, Rothstein and Fioretti are collectively referred to as the "Reporting Persons."

     MDB's business address is 100 Wilshire Boulevard, 17th Floor, Santa Monica, California 90401. MDB is a registered broker-dealer and investment firm. C. Marlett, J. Bowyer and DiGiandomenico are the members of the limited liability company, MDB. D. Marlett is the Chief Operating Officer of MDB. Each of C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett and Rothstein is a full-time employee of MDB and each of their business addresses is the same as that of MDB.
C. Marlett and D. Marlett are husband and wife.

     The business address of Fioretti is 6333 North Highway 161, Suite 350, Irving, Texas 75038. Fioretti is the President of Agritech, Inc., a firm in the bio-agricultural business.

     MDB is a limited liability company organized and existing under the laws of the State of California. Each of the Reporting Persons who is an individual is a citizen of the United States.

     C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett and Fioretti are officers and/or directors of the Company. These persons took these positions as a result of stockholder and board action on April 30, 1999. Their positions with the Company are not as full-time employees.

     None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.


                               Page 9 of 14 Pages

Item 3.   Source and Amount of Funds or Other Consideration

     MDB used corporate working capital funds to acquire the Common Stock reported upon in this Schedule 13D as owned by it. C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett, Rothstein and Fioretti used personal funds to acquire the Common Stock reported upon in this Schedule 13D as owned by them. Each of these persons, if they make future purchases of the Common Stock, will use their corporate or personal funds, as the case may be. None of the Reporting Persons has borrowed and does not contemplate borrowing any funds to acquire Common Stock.


Item 4.  Purpose of Transactions

     The Common Stock acquired by MDB was acquired in its trading account in the course of trading activities as a registered broker-dealer and is being held in connection with its market making activities. The Common Stock acquired by each of C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett, Rothstein and Fioretti was acquired as an investment and is being held as an investment.

     The Reporting Persons may undertake one or more of the actions set forth below.

         (a) Each of the Reporting Persons may acquire additional securities from time to time in the market or in private transactions. None of these persons has any agreements to acquire any Common Stock at this time, except as to MDB discussed below.

     MDB intends to acquire and dispose of Common Stock on a regular basis to the extent permitted by law. MDB expects that its holdings of Common Stock in its trading account will fluctuate over time. MDB may assign shares of Common Stock in its trading account to its investment account or allocate or sell shares of Common Stock to C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett, Rothstein or Fioretti or to other persons in the future. Each of C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett, Rothstein and Fioretti may sell shares of Common Stock from time to time, as permitted by law; although currently none of these Reporting Persons have any intention of selling any of their shares of Common Stock.

         (b) The Company was formed for the specific purpose of identifying an operating business for acquisition and completing a merger or other business combination with it. Each of the Reporting Persons intends to cause the Company to continue this business objective. The Reporting Persons have not identified at this time any business for acquisition and have no agreements or arrangements for a merger or other business combination.

         (c) The principal asset of the Company is cash. These funds are held in an escrow account with Chase Manhattan Bank, N.A. and aggregate approximately $2,080,000. The Reporting Persons intend to cause a termination of the escrow account. If the escrow account is terminated, the Reporting Persons intend to cause the distribution of the funds to the Company for use as its working capital.


                               Page 10 of 14 Pages

         (d) The Reporting Persons do not intend to cause any additional change in the current board of directors or management of the Company or change the number or term of the current directors. There are no vacancies on the current board of directors of the Company.

         (e) The Reporting Persons intend to cause a change in the capital structure of the Company. The change may be effected by the elimination of some or all of the outstanding classes of equity securities and/or by modification of outstanding equity securities and the terms of outstanding options and warrants. These changes may be effected through negotiation and/or shareholder action.

         (f) The Reporting Persons intent to effect a change in the Certificate of Incorporation to eliminate the requirement that a vote of two-thirds of the outstanding shares of Common Stock of the Company are required to approve a business combination. The effect of this may be to permit the Company to enter into a merger or business combination without the prior approval of the stockholders of the Company. These changes will be effected through shareholder action.

     The Reporting Persons currently do not intend to make material changes in the corporate structure, charter, bylaws, or corresponding instruments other than as described above or take other actions which may impede the acquisition of control of the Company by any person. Notwithstanding the foregoing, circumstances may arise where it is advisable to make such changes. It is expected that in connection with a merger or business combination there will be changes to the constituent documents of the Company and introduction of various anti-takeover provisions.

         (g) The Reporting Persons do not intend to cause any class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or to cause a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer

     MDB is the owner of 164,375 shares of Common Stock. All of the shares are held in the trading account of MDB. MDB beneficially owns 18.5% of the outstanding shares of Common Stock. This amount reflects the difference between the aggregate acqisitions and dispositions of the Common Stock by MDB in its trading account during the last 60 days. Because all the shares of Common Stock were acquired with voting rights attached, for purposes of the Special Meeting for which a proxy is being solicited by the Company, MDB has the right to vote an aggregate of 56,000 shares of Common Stock in addition to what it reports on this Schedule 13D as beneficially owned at this time, excluding the 128,450 shares of Common Stock sold to the other Reporting Persons because MDB's vote over such shares will be the same as the Reporting Persons and directed by them.

     DiGiandomenico owns 39,225 shares of Common Stock. DiGiandomenico is the trustee of American Mgmt. Pension Trust which owns 2,000 shares of Common Stock. DiGiandomenico has sole voting and dispositive power over these 41,225 shares. DiGiandomenico has shared voting and dispositive power over the 164,375 shares of Common Stock owned by MDB because he is a member of MDB and one of three operating persons of MDB. DiGiandomenico is deemed to beneficially own 205,600 shares of Common Stock. DiGiandomenico beneficially owns 23.1% of the outstanding shares of Common Stock.

     J. Bowyer owns 10,000 shares of Common Stock directly and 46,400 shares of Common Stock indirectly in the James D. Bowyer Pension Plan of which he is the


                               Page 11 of 14 Pages
sole trustee. J. Bowyer has sole voting and dispositive power over 56,400 shares of Common Stock. J. Bowyer has shared voting and dispositive power over the 164,375 shares of Common Stock owned by MDB because he is a member of MDB and one of the three operating persons of MDB. J. Bowyer is deemed to beneficially own 220,775 shares of Common Stock currently representing 24.8% of the outstanding shares of Common Stock. The above amounts do not include 3,000 shares of Common Stock issuable upon exercise of Class A Warrants issued by the Company which are not exercisable within 60 days.

     C. Marlett owns 126,000 shares in the self-directed Christopher A. Marlett IRA Rollover and Christopher A. Marlett IRA (together the "Marlett IRA"). C. Marlett has sole voting and dispositive power over 126,000 shares of Common Stock. C. Marlett has shared voting and dispositive power over the 164,375 shares of Common Stock owned by MDB because he is a member of MDB and one of the three operating persons of MDB. C. Marlett is deemed to beneficially own 290,375 shares of Common Stock. C. Marlett beneficially owns 32.6% of the outstanding shares of Common Stock. C. Marlett disclaims beneficial ownership of shares of Common Stock owned by D. Marlett, and those shares are not included in the above amounts.

     D. Marlett owns 65,000 shares of Common Stock directly and is the custodian for three minors each of which owns 1,000 shares of Common Stock. D. Marlett has sole voting and dispositive power of the 68,000 shares of Common Stock which represents 7.6% of the outstanding shares of Common Stock. D Marlett disclaims beneficial ownership of the shares of Common Stock owned by C. Marlett, and those shares are not included in the above amounts.

     Rothstein owns 20,000 shares of Common Stock directly. Rothstein has sole voting and dispositive power of the 20,000 shares of Common Stock which currently represents 2.2% of the outstanding shares of Common Stock.

     Fioretti owns 70,000 shares of Common Stock directly. Fioretti has sole and dispositive power of the 70,000 shares of Common Stock which currently represents 7.9% of the outstanding shares of Common Stock.

     Together the Reporting Persons have the right to vote and to dispose of an aggregate of 546,000 shares of Common Stock currently representing 61.3% of the outstanding shares of Common Stock.

     The following is the report of purchases made during the 60 days preceding September 20, 1999, by each of the Reporting Persons, including the date of the transaction, number of shares of Common Stock acquired, and price per share. All purchases were effected on the OTC Bulletin Board as open market purchases.


                               Page 12 of 14 Pages


                           Date of               Number of
Reporting Person           Transaction           Shares           Acquired / Sold       Price
- -----------------          -----------           ----------       ---------------       -------
MDB                        between                204,175               A               between
                           8/31/99 and                                                 $1.25 and
                           9/10/99                                                     $1.75

MDB                        between                187,450               S               between
                           9/3/99 and                                                  $1.3125
                           9/10/99                                                     and $1.75

D. Marlett                 9/3/99                  38,000               A              $1.75

D. Marlett as              9/3/99                   3,000               A              $1.75
custodian

DiGiandomenico             9/3/99                  20,000               A              $1.75

DiGiandomenico             9/3/99                   2,000               A              $1.75
as trustee

C. Marlett                 9/2/99                  60,550        Transfer to IRA       N/A

C. Marlett IRA             9/3/99                  53,450               A              $1.75
Rollover

C. Marlett IRA             9/3/99                  12,000               A              $1.75

Rothstein                  9/27/99                  9,000               A              $1.125
Rothstein                  9/27/99                  1,000               A              $1.0625


Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

     There are no agreements, contracts or arrangements among the Reporting Persons with respect to the Common Stock except as disclosed in this Schedule 13D. MDB is a limited liability company of which C. Marlett, J. Bowyer and DiGiandomenico are the sole members and the three operating persons.

Item 7.   Materials to be Filed as Exhibits

       (10.1)* Fifth Amended Joint Filing Agreement dated as of August 20,
               1999 among MDB Capital Group LLC, Christopher A. Marlett, James
               D. Bowyer, Anthony DiGiandomenico, Dyana Williams Marlett, Leonard Rothstein and William C. Fioretti.
               filed.
- --------
* Previously


                               Page 13 of 14 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 28, 1999

                              MDB Capital Group LLC

                               /s/ Christopher A. Marlett
                              --------------------------------------------------
                              By: Christopher A. Marlett, Authorized Signatory


                               /s/ Christopher A. Marlett
                              --------------------------------------------------
                              Christopher A. Marlett


                               /s/ James D. Bowyer
                              --------------------------------------------------
                              James D. Bowyer


                               /s/ Anthony DiGiandomenico
                              --------------------------------------------------
                              Anthony DiGiandomenico


                               /s/ Dyana Williams Marlett
                              --------------------------------------------------
                              Dyana Williams Marlett


                               /s/ Leonard Rothstein
                              --------------------------------------------------
                              Leonard Rothstein


                               /s/ William C. Fioretti
                              --------------------------------------------------
                              William C. Fioretti